June 17, 2011

Martin James

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3030

Re: Infrared Systems International

Form 10-K for the fiscal year ended September 30, 2010

Filed January 13, 2011

Form 10-Q for the period ended December 31, 2010

Filed February 18, 2011

Form 10-Q for the period ended March 31, 2011

Filed May 12, 2011

Form 8-K filed April 16, 2010

Form 8-K filed April 21, 2010

File No. 333-147367

Dear Mr. James:

The following are our responses to your comment letter of May 20, 2011.

Form 8-K dated April 16, 2010 and Form 8-K dated April 21, 2010

1.     We see your responses to our prior comments 3, 4, 6, and 7, and we await your amendment to your Form 8-K dated April 21, 2010.

ANSWER: Our amendment to the Form 8-K dated April 21, 2010 was filed on February 15, 2011. We will again amend our Form 8-K dated April 21, 2010 to address those items listed below.

Condensed Pro Forma Statement of Operations

2.     Please further amend your Form 8-K dated April 21, 2010, last amended on February 15, 2011, to remove the Condensed Pro Forma Statement of Operations for the year ended September 30, 2008. Please note that Article 11 of Regulation S-X only calls for a pro forma statement of operations for the most recent fiscal year and for the interim period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required.

ANSWER: We will amend our Form 8-K dated April 21, 2010.

3.     We note your response to prior comment 8 that the business unit from which you earned ISP revenues in fiscal year 2009 was discontinued in 2008. Please note that consistent with Rule 11-02(b)(5) of Regulation S-X the pro forma condensed income statement should only reflect income (loss) from continuing operations.

•       Explain to us the reasons why the results of operations of that unit were not reported in discontinued operations in the financial statements of Focus Systems Inc pursuant to FASB ASC 205-20-45-1 to 45-3 (formerly paragraphs 41 through 43 of SFAS 144) and, therefore, would not be presented in this pro forma income statement.

ANSWER: We will show adjustments and amend the reports accordingly to indicate significant losses of business. Losses will be moved to Discontinued Operations and adjustments will be made for the appropriate pro forma statements.

•       To the extent that the unit did not meet the criteria to be reported as discontinued operations and you did not acquire any assets – tangible or intangible – related to that business, please revise your Condensed Pro Forma Statement of Operations in the amended Form 8-K to include an adjustment that excludes the related revenues and expenses from pro forma results for the year ended September 30, 2009.

ANSWER: We will amend our Form 8-K to address these adjustments.

(1)

Form 10-K for the year ended September 30, 2010

Report of Independent Registered Accounting Firm, page 15

4.     We note your response to our prior comment 12 and we will review the corrected auditor’s report you plan to include in your amended Form 10-K when filed.

ANSWER: Noted.

Note 1. Summary of Significant Accounting Policies, page 21

Accounts Receivable, page 21

5.     We see your response to our prior comment 13 but the meaning of your response remains unclear to us given that you only recorded service revenues of $75,292 in fiscal 2010 but recorded bad debt expense of $140,726. Further, your current disclosure shows that you did not record any receivables from your acquisition of Focus Systems. Please provide us with a quarterly roll-forward of your accounts receivable balances beginning at January 1, 2008 and ending at March 31, 2011. For each period in which you consummated an acquisition, please show separately the amount of accounts receivable balances added as a result of that transaction. Show separately the gross amounts of the increase in balances, the gross amount of payments received, and the amounts or any write-offs/impairments recorded in each period.

ANSWER: This was an error on our part and a bit of confusion between the requirement to provide 2 years of audited financials for Focus (in the 8-K/A) versus the requirement to only include the financial data from the consummation date in our 10-K. We are working through the amendments to our financial statements to accurately reflect these accounts and will provide you will roll forwards upon completion.

6.     In addition, provide us a similar quarterly roll-forward for your allowance for doubtful accounts for the periods beginning January 1, 2008 and ending March 31, 2011.

ANSWER: Same answer as # 5 above.

Revenue Recognition, page 22

7.     We note your response to our prior comment 14. Please revise this note in your amended Form 10-K to clearly describe the nature of the services provided by Focus Systems, the material terms of your agreement – including the services provided and the period over which you provide the services - and how you recognize the revenues from these agreements in accordance with SAB 104. In particular, describe how the service is delivered and disclose the events that must occur to indicate that the service has been performed. Please provide us a copy of your planned disclosure.

ANSWER: Revenues derived from services delivered by Focus Systems include Remote Desktop services (which allows a user to access applications and data on a remote computer either hosted or administered by Focus) and VoIP phone services (which are communications services delivered over the Internet rather than the traditional public switched telephone network). Each of these services are billed and due on the first day of the month that services are provided.

8.     We note your response to our prior comment 15 where you state that total service revenues reported included the entire fiscal year. Please confirm to us that your financial statements only include the results of Focus Systems, including its service revenues, from the consummation date of your acquisition of that company. Refer to FASB ASC Topic 805.

ANSWER: Our Form 10-K for the year ended September 30, 2010 is being amended to correct revenue recognition.

9.     To the extent that your statement of operations correctly reflects the service revenues of Focus Systems from acquisition date, please explain in detail the facts and circumstances that resulted in the significant increase in the fiscal 2010 fourth quarter service revenues, including whether you signed any new contracts for service during the period. We note that your Form 10-Q for the nine months ended June 30, 2010 indicates you recorded approximately $15,000 in service revenues for the nine months ended June 30, 2010 while your Form 10-K for the year ended September 30, 2010 indicates you earned approximately $75,000 in service revenues for the fiscal year. Accordingly, it appears that your recorded approximately $60,000 of the $75,000 in total service revenues for the fiscal year in the fourth quarter.

ANSWER: Our Form 10-K for the year ended September 30, 2010 is being amended to correct revenue recognition.

(2)

Item 9A. Controls and Procedures, page 26

10.  We note your response to our prior comments 17, 18, 19, and 20. We will review your amended Form 10-K when filed.

ANSWER: Noted.

Form 10-Q for the period ended December 31, 2010

Statements of Cash Flows, page 5

11.  Please refer to our prior comment 24. Please revise the statement in future filings, including any amendments, to separately state the goodwill impairment as a component of net cash used by operating activities.

ANSWER: We will adjust our future filings accordingly.

Note 5. AquaLiv Acquisition, page 6

12.  We note your response to our prior comment 26 indicating that you accounted for the acquisition in accordance with FASB ASC 805.

•       Refer to Rule 1-02(g) of Regulation S-X and describe to us the factors you considered in concluding that you obtained ‘control’ of AquaLiv through this transaction while only acquiring 50% of its outstanding stock.

ANSWER: As owner of 50% of the outstanding shares of AquaLiv, the Company has the power to direct or cause the direction of the management and policies of AquaLiv. The remaining 50% of the shares are held by Craig Hoffman. All actions of AquaLiv that would require the Shareholders consent would require the Company’s consent and as such the Company has “control” under the definition espoused under Rule 1-02(g) of Regulation S-X . Infrared also holds one of the two seats on the Board of Directors and Infrared also provides financial assistance to AquaLiv.

•       Tell us who owned the stock of AquaLiv prior to the transaction and who now owns the remaining 50% interest in AquaLiv.

ANSWER: Craig Hoffman owned the stock prior to the transaction. Craig Hoffman owns the remaining 50% interest in AquaLiv.

•       Describe the positions held by Craig Hoffman in Infrared and in AquaLiv before and after the transaction.

ANSWER: Prior to the acquisition, Mr. Hoffman had no affiliation with Infrared and was the CEO of AquaLiv. Following the acquisition, Mr. Hoffman remains as CEO of AquaLiv and has no official position with Infrared.

•       Tell us how you account for the 50% non-controlling interest.

ANSWER: We have accounted for 100% of AquaLiv under consolidation accounting. As stated above, we maintain that we have a position of control with AquaLiv. Additionally, we are following FASB Interpretation No. (Fin) 46, which treats AquaLiv as a Variable Interest Entity (VIE) and consolidation accounting applies.

13.  We note several recent press items which appear to describe AquaLiv as a wholly-owned subsidiary of Infrared Systems International. Please tell us whether you recently acquired the remaining 50% interest in AquaLiv and the date of that transaction.

ANSWER: The press items where oversights in our proofing. The wholly-owned reference was in the “About Infrared Systems International” section and was a carryover from previous press releases. This has been corrected for future press releases.

(3)

Amendment to Form 10-Q for the period Ended June 30, 2010

14.  We note that you have made significant material changes to your financial statements from that previously reported in your Form 10-Q for the period ended June 30, 2010, as originally filed. In light of the changes please address the following:

•       Tell us your consideration of the need to file the disclosures required by Item 4.02 of Form 8-K or file the Form 8-K,

ANSWER: We will file the appropriate Form 8-K.

•       Further amend your filing to clearly label the Statement of Operations, Balance Sheet and Statement of Cash Flows for the periods impacted by the restatement as “Restated”,

ANSWER: We will label the restatements appropriately as “Restated”.

•       Include a note to the financial statements that clearly describes why you have restated the financial statements, and, as applicable, provide all disclosures required by FASB ASC 250-10-50-7 through 11 relating to restated amounts, and

ANSWER: We will update our financial statement disclosures accordingly to comply with FASB ASC 250-10-50-7 through 11.

•       Include an explanatory paragraph to your amended Form 10-Q that clearly explains the reason for the amendment.

ANSWER: We will include an explanatory paragraph in our amended Form 10-Q to explain the reason for the amendment.

Amendment to Form 10-Q for the Period Ended December 31, 2010

15.  Please revise the cover page of any amendment filed in future periods, including the requested amendment to this filing, to indicate that it is an amendment to your original filing.

ANSWER: We will revise the cover page of this filing, as well as future amended filings, to indicate that it is an amendment to an original filing.

16.  In future filings, including the amended Form 10-Q, please include an explanatory paragraph at the beginning of any amended filing so that investors can understand the reason for your amendment and the nature of any changes made to the information provided in your filing.

ANSWER: We will include an explanatory paragraph in our amended Form 10-Q, as well as future amended filings, to explain the reason for the amendment.

Statements of Cash Flows, page 5

17.  We note that you recorded net changes in inventory as part of your cash flows for investing activities. As changes in inventory are typically considered to be operation activities, please amend your filing to revise your statement of cash flows to reflect changes in inventory as cash flows from operating activities. We refer you to FASB ASC 230-10-45. This comment similarly applies to your statement of cash flows for the period ended March 31, 2011.

ANSWER: We will correct our statement of cash flows to show inventory changes as operating activities rather than investing activities.

18.  We note that you recorded the capital stock issued for the purchase of assets as cash flows from investing activities. Since the acquisition was a stock transaction, your presentation of a non-cash activity here does not appear to be appropriate. Please further amend your filing to revise your statement of cash flows to include this transaction as part of your supplemental disclosures of non-cash activities. This comment similarly applies to your statement of cash flows for the period ended March 31, 2011.

ANSWER: We will amend our filings and include in future filings the supplemental disclosures of non-cash activities.

19.  In this regard, please tell us how you reflected the $79,000 of cash received as part of your acquisition of AquaLiv in the statement of cash flows.

ANSWER: The $79,000 is reflected in our net increase in cash after accounting for the purchase of $400,000, less assets of $5,516 and goodwill of $315,484 (goodwill was fully impaired in that period). We will amend out cash flow statements to show impairment in operating activities, remove the 400,000 from investing activities, and adjust financing activities to correct the error.

(4)

Item 4. Controls and Procedures, page 13

20.  Tell us how you considered the definition of disclosure controls and procedures as outlined in Rule 13a-15(e) of the Exchange Act as well as the fact that you were required to amend your Form 10-Q for the period ended December 31, 2010 to include corrected disclosure in response to our comments, in concluding that your disclosure controls and procedures were effective as of the end of that period. Otherwise, amend to revise your conclusion to not effective.

ANSWER: We will revise our disclosures to indicate that our disclosure controls and procedures were not effective for the stated periods.

Form 10-Q for the Period Ended March 31, 2011

Statement of Cash Flows, page 5

21.  We see that you included proceeds from a capital stock issuance of $110,000 and see the increase in preferred shares outstanding on your balance sheet, however, we noted no other discussion in the filing regarding the stock issuance and related cash inflow. Please tell us if you issued shares of preferred stock for cash. Please amend your filing to include a footnote discussion regarding the issuance of the shares and revise your liquidity discussion accordingly.

ANSWER: The Company did received cash for the preferred stock issuance. We will amend our filing to include the footnote and related discussion.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8

Overview, page 8

22.  We note that you discussion regarding Focus acquisition refers to $305,595 of liabilities acquired as part of the acquisition. Please revise in future filings to appropriately indicate that no liabilities were acquired as part of the Focus acquisition, since it appears that the $305,595 you refer to was the amount of the goodwill initially recorded, which is an asset.

ANSWER: The disclosure is accurate and the liabilities are included in our balance sheets.

Item 4. Controls and Procedures, page 11

23.  We see that sales increased significantly during the period, and that is In light of the requested amendment to your Form 10-Q and the changes we requested that you make to your statement of cash flows, please tell us how you reconsidered your conclusion that your disclosure and procedures were effective as of the end of the period.

ANSWER: We will make the appropriate changes to our filings to indicate that our disclosure and procedures were not effective.

Sincerely,

/s/William Wright

William Wright

Chief Executive Officer